Exhibit 28(l)

March [•], 2010

Board of Trustees

DoubleLine Funds Trust

333 South Grand Avenue, Suite 1800

Los Angeles, CA 90071

To the Board of Trustees:

In order to provide The DoubleLine Funds Trust (the “Trust”) with initial capital so as to enable the public offering of shares of the Trust, DoubleLine Capital LP (“DoubleLine Capital”) is hereby purchasing from the Trust [•] shares of beneficial interest, no par value, of [FUND], a series of the Trust, at a purchase price of $10.00 per share.

DoubleLine Capital represents and warrants that such purchase of shares is being made: for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

DoubleLine Capital LP

By:
Name:
Title: